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                     January 16, 2024

       Mark W. Sopp
       Executive Vice President and Chief Financial Officer
       KBR, Inc.
       601 Jefferson Street, Suite 3400
       Houston, TX 77002

                                                        Re: KBR, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-33146

       Dear Mark W. Sopp:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Real Estate & Construction